EXHIBIT 99.1

VOX PROVIDES GOLD ROYALTY PORTFOLIO DEVELOPMENT

UPDATES AND CONFIRMS INITIAL ROYALTY REVENUE

FROM KOOKYNIE

TORONTO, CANADA – August 17, 2023 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Genesis Minerals Limited (ASX:GMD) (“Genesis”), Alamos Gold Inc. (TSX:AGI) ("Alamos”), Black Cat Syndicate Ltd (ASX:BC8) (“Black Cat”), Northern Star Resources Limited (ASX:NST) (“Northern Star”) and Strickland Metals Limited (ASX:STK) (“Strickland”).

Riaan Esterhuizen, EVP Australia stated: “We are very excited to share recent gold operator developments and initial royalty revenue from the Kookynie royalty, linked to the release of maiden reserves at the Puzzle North gold deposit. This initial royalty revenue of ~A$2M represents an approximate 15x return on the A$150k invested in the Kookynie (Consolidated Gold) royalty back in 2020, with further revenue expected post commencement of mining by Genesis. Further engineering study progress at Lynn Lake and Bulong continue to underpin Vox management confidence in medium-term growth prospects for our royalty portfolio.”

Key Updates

•

Genesis released Pre-Feasibility Stage (“PFS”) level assumptions and maiden reserves for the Puzzle Group gold deposits in Western Australia triggering maiden royalty revenue of approximately A$2M, to be recorded as Q3 2023 royalty revenue and payable within 45 days of quarter end;

•	Alamos released an updated feasibility study on the Lynn Lake Gold Project in Manitoba, Canada;
•	Black Cat released an updated engineering study for the Kal East Project which includes the Bulong gold royalty; and
•	Northern Star acquired the Millrose exploration-stage gold project from Strickland for A$67 million.

Kookynie (Development – Western Australia) – Puzzle PFS Outcomes & Maiden Reserves(1)

•

Vox holds an A$1/tonne production royalty(1) on part of the Kookynie gold project in Western Australia (which includes the Puzzle Group), of which, the Kookynie (Consolidated Gold) royalty was acquired in 2020 for less than A$150,000 as part of a larger royalty portfolio acquisition;

•	On July 3, 2023, Genesis announced that:
o

Maiden Probable Reserves(2) for the Puzzle Group declared of 2,700Kt @ 1.3g/t for 110,000oz at a gold price of A$2,300/ounce and cutoff grade of 0.7g/t; of which management anticipates approximately 2,100Kt are covered by the Kookynie (Consolidated Gold) royalty and 600Kt covered by the Kookynie (Melita) royalty;

o	Puzzle Group resource estimate(2):
•	A Mineral Resource update for the Puzzle and Puzzle North deposits (collectively referred to as the “Puzzle Group”) has been completed to incorporate the results of the drilling program carried out by Genesis during 2021 and 2022, with Indicated Resources now at 6,700Kt @ 1.1g/t for 230,000oz gold and Inferred Resources at 2,000Kt @ 0.9 g/t for 57,000oz gold;
•	The additional drilling and resource update has provided increased confidence in the grade and continuity of the extremities of the Puzzle mineralisation and defined the limits of mineralisation at Puzzle North;
•	Open pit mining was carried out at Puzzle between 1995 and 1997 by previous operators. Production of 500,000t at 2.0g/t Au (31,000 oz) was reported. No previous mining has occurred at Puzzle North which was discovered by Genesis in 2021; and
o	Metallurgical Assumptions:
•

Metallurgical test work has been carried out as part of the Pre-Feasibility Study at the Puzzle Group, confirming that the ore is amenable to conventional cyanide leaching. Ongoing test work by Genesis has confirmed gold recoveries from primary ore to be ~90% to 95%.

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Vox Management Summary: We are excited to share this Puzzle North maiden reserves milestone that triggers initial royalty revenue of ~A$2M for Q3 2023 at the Kookynie (Consolidated Gold) royalty. Given the Kookynie (Consolidated Gold) royalty purchase price of less than A$150k in 2020, this initial royalty revenue represents an approximate ~15x return with further revenue expected once the Puzzle Group deposits commence mining.

Lynn Lake (Feasibility – Manitoba, Canada) – Optimized Feasibility Study(3) released

•	Vox holds a 2% gross revenue royalty (post initial capital recovery) on part of the MacLellan deposit at the Lynn Lake gold project;
•	On August 2, 2023, Alamos announced the following outcomes of an optimized feasibility study at Lynn Lake:
o	Higher production: Average annual gold production of 207,000 ounces over the first five years and 176,000 ounces over the initial 10 years. The 10-year average represents a 23% increase over the annual average of 143,000 ounces in the 2017 Study;
o	Low-cost profile: Average mine-site all-in sustaining costs of $699/oz over the first 10-years and $814 per ounce over the life of mine. Average mine-site all-in sustaining costs decreased 6% from the 2017 Lynn Lake Feasibility Study (“2017 Study”) over the initial 10-years with economies of scale provided by the larger operation, and higher average grades, more than offsetting cost inflation;
o	Longer proposed mine life: 17 year mine life, up from 10 years in the 2017 Study;
o	Project de-risked given advanced level of engineering & approvals: Detailed engineering 55% complete; basic engineering 100% complete, EIS approval and Provincial licenses received in March 2023 with requirements outlined through the permitting process incorporated into the 2023 Study;
o	Attractive economics with significant long-term exploration upside potential:
•	After-tax NPV5 of C$428 million (base case gold price assumption of US$1,675 per ounce) with an after-tax internal rate of return (“IRR”) of 17%; and
•	After-tax NPV5 of C$670 million, and an after-tax IRR of 22%, at current gold prices of approximately US$1,950 per ounce.
•

Vox Management Summary: The expanded 17-year mine life Lynn Lake feasibility study is fundamentally larger and more robust than the prior 2017 study, which included a proposed 10-year mine life. We look forward to further developments from Alamos as Vox anticipates further expansions to the Lynn Lake mineral resource and de-risking of the development profile.

Bulong (Pre-Construction – Western Australia) – Kal East Study Update

•	Vox holds an uncapped 1% net smelter royalty over part of the Bulong gold project in Western Australia;
•	On July 14th, 2023, Black Cat announced that:
o	The board of Black Cat is pleased to present the outcomes of an update to the Kal East Gold Project (“Kal East”) PFS, first released on 3 June 2022, to reflect current market conditions. Kal East has approvals in place and the primary processing facility equipment has already been acquired. Once constructed, the processing facility would have significant strategic value for Black Cat in the mill constrained area east of Kalgoorlie;
o	Open pit mining is scheduled over 68 months, commencing at the Myhree (royalty-linked) and Boundary open pits, which form part of the Bulong Mining Centre;
o	The Kal East Gold Project is fully approved to commence, with the mains power study completed and consideration of owner-operator underground mining; and
o	A final investment decision for Kal East will occur when construction and accommodation conditions around Kalgoorlie improve.
•

Vox Management Summary: We are pleased to note ongoing engineering activity at the Kal East / Bulong royalty project and look forward to Black Cat progressing the project to a final investment decision when construction and labour availability conditions improve.

Millrose (Exploration – Australia) – Project Acquired by Northern Star Resources for A$67M

•	Vox holds a 1% net smelter return royalty over a portion of the Millrose Gold Project in Western Australia;
•	On June 26th, 2023, Northern Star announced that:
o	It has entered into agreements to purchase the advanced gold exploration asset, the Millrose Gold Project, from Strickland for A$67 million;
o	Adjacent to Vox’s royalty tenure (but not royalty linked), the Millrose Gold Project has a published Mineral Resource(4) of 4,300Kt @ 1.9g/t for 264,000oz gold Indicated and 1,700Kt @ 1.5g/t for 82,000oz gold Inferred; and
o	Commenting on the acquisition, Northern Star Managing Director Stuart Tonkin said: “The acquisition of the Millrose Gold Project presents a very compelling development opportunity that is accretive to the Jundee life of asset plan as it should deliver us a sizeable low cost, high grade supplementary resource feed.”

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Vox Management Summary: The Millrose gold royalty has all of the optionality and characteristics that Vox seeks in a gold royalty; a top global operator in Northern Star, a project located within 40km trucking distance of the Jundee gold operation and, based on management expectations, substantial discovery potential through proximity to and being along strike from the Millrose gold resource.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Riaan Esterhuizen	Kyle Floyd
Executive Vice President – Australia	Chief Executive Officer
riaan@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an “acceptable foreign code”. Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2022 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

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Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)	Kookynie Royalty is split in two separate terms:
a.	Kookynie (Melita) Royalty – which covers the Puzzle Deposit: A$1.00/t production royalty >650Kt cumulative ore mined and treated.
b.

Kookynie (Consolidated Gold) Royalty – which covers the Puzzle North Discovery: A$1.00/t above >100Kt reserve tonnes (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1) and A$1.00/t production royalty beyond reserves.

(2)

Puzzle Mineral Resources and Mineral Reserves sourced from Genesis Minerals Limited announcement titled “Completion of the Leonora acquisition elevates Genesis to a leading Australian gold house” dated 3 July 2023.

a.	The information in this press release that relates to Mineral Resources at the Puzzle Deposits are based on information, and fairly represents, information and supporting documentation compiled by Mr. David Price who is a Member of the Australasian Institute of Mining and Metallurgy. David Price is a contract employee of Genesis Minerals Limited and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.
b.	The information in this press release that relates to Ore Reserves at the Puzzle Deposits is based on information, and fairly represents, information and supporting documentation compiled by Mr. Christopher Burton who is a Member of the Australasian Institute of Mining and Metallurgy. Christopher Burton is a full-time employee of Genesis Minerals Limited and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.
c.	Mineralisation at Puzzle and Puzzle North mineral resource estimate has been modelled to a depth of 150 meters below surface and the upper 50m of the Puzzle deposit has been largely mined. Mineralisation has been modelled using a 0.2g/t envelope and reported at a 0.5g/t cut-off for material above 280mRL (130m below surface). Material below the 280mRL has not been reported.
d.	The Puzzle Ore Reserves have been estimated using a AUD$2,300/oz gold price assumption. The Ore Reserve includes only Probable classifications. The economically mineable component of the Indicated Mineral Resource has been classified as a Probable Ore Reserve. All ore in the Ore Reserve estimate is classified as a Probable Ore Reserve. No Inferred Mineral Resources are included in the Ore Reserve. Puzzle Group mineral reserves Cut Off Grades were derived from cost estimates developed for the Pre-Feasibility Study. The cut-off grade used to define ore is the breakeven grade for variable processing and ore haulage costs and a share of the fixed costs for general and administration (G&A) through the Mt Morgans processing plant. A cut-off grade of 0.7g/t was selected for Puzzle Reserves based on these calculations.
e.	Link to the Genesis announcement here: https://genesisminerals.com.au/downloads/announcements/gmd2023070302.pdf
(3)

See Lynn Lake 2023 feasibility study results as detailed in press release dated Aug. 2, 2023 for more details:

https://www.alamosgold.com/news-and-events/news/news-details/2023/Alamos-Gold-Announces-Updated-Feasibility-Study-for-the-Lynn-Lake-Project-Outlining-Larger-Longer-Life-Low-Cost-Operation-in-Canada-with-Attractive-Economics-and-Significant-Exploration-Upside/default.aspx

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(4)	Millrose Gold Resource estimate sourced from Strickland Resources announcement titled “RESOURCE BASE INCREASED TO OVER 600,000 OZS GOLD ON YANDAL BELT” dated 23 June 2021.
a.

The information in press release that relates to Millrose Mineral Resources is based on information compiled or reviewed by Mr Peter Langworthy who is a consultant to Strickland Metals Limited and is a current Member of the Australian Institute of Mining and Metallurgy. Mr Peter Langworthy has sufficient experience, which is relevant to the style of mineralisation and types of deposit under consideration and to the activities undertaken, to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code of Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

b.

Mineral Resources are based on JORC Code Definitions as defined by the Australasian Code for Reporting Results, Mineral Resources and Ore Reserves. All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

c.	For the Millrose Resource Estimate a cut-off grade of 0.5g/t gold was applied. The Resource has been estimated using appropriate high-grade cuts, minimum mining widths and dilutions.
d.

For full detail of the Millrose Mineral Resource Estimate, refer to the JORC Table attached as Schedule 2 in the original announcement:

https://yourir.info/resources/f6f8a94d05f2349b/announcements/stk.asx/6A1037808/STK_Millrose_Acquisition_to_increase_Resource_to_over_600_000oz.pdf

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